

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2014

Via E-mail
Michael Xiangyu Chen
Chief Executive Officer
iDreamSky Technology Limited
16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518105
The People's Republic of China

>   **Re: iDreamSky Technology Limited**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed July 25, 2014**
>   **File No. 333-197246**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 16

1.   You state that your "revenues, gross profit and adjusted net income for the three months ended June 30, 2014 are consistent with the trends disclosed elsewhere in this prospectus." It appears, however, that the sequential rate of increase in your revenues, for example, has been significantly reduced from 54% in the prior quarter to only 8% in the quarter ended June 30, 2014 and is not consistent with your historical trend information as presented in MD&A. We have similar concerns regarding the sequential trends in your adjusted net income, which increased significantly in the last quarter, but has declined in the quarter ended June 30, 2014. In this regard, the trends do not appear consistent with your disclosure elsewhere. Please revise by expanding your Recent Developments and MD&A sections to provide appropriate narrative disclosure for

understanding the changes in the metrics you cite for the most recently completed
quarter.

Use of Proceeds, page 61

2. We note that you have allocated $25 million for mergers and acquisitions. Please revise
your disclosure to clarify whether you currently have plans to acquire other business and,
if so, to give a brief description, as well as information on the status, of any acquisitions.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-
Advisor, at (202) 551-3297 or, in his absence, me at (202) 551- 3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
       David T. Zhang, Esq.
       Kirkland & Ellis International LLP